Mission Advancement Corp.

2525 E Camelback Rd, Ste 850
Phoenix, AZ 85016

VIA EDGAR

February 19, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner,

Re:	Mission Advancement Corp.
Draft Registration Statement Submitted January 21, 2021 Registration Statement on Form S-1 Filed February 9, 2021 File No. 333-252918

Dear Ms. Barberena-Meissner:

Mission Advancement Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 17, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on January 21, 2021 and the Registration Statement on Form S-1 submitted to the Commission on February 9, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed comment with the Company’s response.

Registration Statement on Form S-1 filed February 9, 2021

Proposed Business

Introduction, page 80

1. You state that you are “focused on the intersection of consumer and impact” and that you will “seek to indemnify a business in the consumer sector that will benefit from” Najafi’s extensive investment and operational expertise. In the risk factor at page 66 captioned “We may face risks related to businesses in the consumer industries,” you discuss risks related to your acquisition focus. Please revise your disclosure to further explain your reference to the “intersection of consumer and impact” and to define or provide examples of what lines of business you consider to be included within the term “consumer industries.” In addition, please define the acronym “DEI” in context.

Response: We have revised the disclosure on pages 1, 66, and 80 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at TDonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jahm Najafi
Jahm Najafi
Chief Executive Officer
Mission Advancement Corp.

cc:	Tamar Donikyan, Esq.